EXHIBIT 12.1

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Years Ended November 30,
	2010	2009	2008	2007	2006

Earnings
Income (loss) from continuing operations before income taxes	$(76,368)	$(311,184)	$(967,931)	$(1,460,770)	$571,847
Add:
Interest incurred	122,230	119,602	156,402	199,550	237,801
Amortization of premiums and discounts related to debt	2,149	1,586	2,062	2,478	2,441
Portion of rent expense considered to be interest	4,658	7,507	16,503	28,464	27,657
Amortization of previously capitalized interest	95,236	138,179	129,901	171,496	143,249
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	19,638	43,262	157,393	171,576	15,164
Deduct:
Interest capitalized	(53,923)	(67,839)	(143,436)	(186,560)	(221,074)

Income (loss) as adjusted	$113,620	$(68,887)	$(649,106)	$(1,073,766)	$777,085

Fixed charges
Interest incurred	$122,230	$119,602	$156,402	$199,550	$237,801
Amortization of premiums and discounts related to debt	2,149	1,586	2,062	2,478	2,441
Portion of rent expense considered to be interest	4,658	7,507	16,503	28,464	27,657

	$129,037	$128,695	$174,967	$230,492	$267,899

Ratio of earnings to fixed charges	—	—	—	—	2.90

Coverage deficiency (a)	$(15,417)	$(197,582)	$(824,073)	$(1,304,258)	$—

The ratios of earnings to fixed charges are computed on a consolidated basis excluding our French discontinued operations for the years ended November 30, 2007 and 2006.

(a)	Earnings for the years ended November 30, 2010, 2009, 2008 and 2007 were insufficient to cover fixed charges for the periods by $15.4 million, $197.6 million, $824.1 million and $1.30 billion, respectively.